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                                                                    EXHIBIT 17.1

                                Steven H. Mandell
                               Post Office Box 85
                              New Vernon, NJ 07976



September 12, 1999


Mr. Jack Futterman
Chairman of the Board
Party City Corporation
400 Commons Way
Rockaway, NJ  07866

Dear Jack:

For the reasons contained in this letter, I hereby resign effective immediately as a member of the Board of Directors of Party City Corporation (the "Company").

As the founder of the company, and the creator of the concepts for marketing and retailing the products it sells, which have been viewed as the model in the industry, following my stepping down as Chief Executive Officer in favor of you, I had anticipated having a continuing meaningful role with the Company to create and employ the marketing and retailing concepts. Unfortunately, the Board has decided that I should not play such a role with the Company and instead to offer me a "consulting" agreement as an effort to window dress my exit from the Company.

I believe that the loss of my meaningful involvement with the Company will be detrimental to the Company's ability to reorganize itself and will be viewed negatively by the franchisees, most of whom hold me in high regard for what I have created.

Accordingly, since the Board has determined that I should not play a meaningful role with the Company, I no longer wish to continue as a member of the Board of Directors, in a distinct minority role, where my voice and influence will be of little accord.

I request that you file this letter as a public document with the Securities and Exchange Commission and otherwise publicly disclose the contents hereof, as required by Item 6, paragraph (a) of Form 8-K.

Very truly yours,

/s/ Steven H. Mandell

Steven H. Mandell